NEW YORK LONDON SINGAPORE PHILADELPHIA CHICAGO WASHINGTON, DC SAN FRANCISCO SILICON VALLEY SAN DIEGO BOSTON HOUSTON LOS ANGELES HANOI HO CHI MINH CITY ATLANTA	FIRM and AFFILIATE OFFICES SHELTON M. VAUGHAN DIRECT DIAL: +1 713 402 3906 PERSONAL FAX: +1 713 583 9179 E-MAIL: SMVaughan@duanemorris.com www.duanemorris.com	BALTIMORE WILMINGTON MIAMI BOCA RATON PITTSBURGH NEWARK LAS VEGAS CHERRY HILL LAKE TAHOE MYANMAR OMAN A GCC REPRESENTATIVE OFFICE OF DUANE MORRIS MEXICO CITY ALLIANCE WITH MIRANDA & ESTAVILLO

September 17, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Ethan Horowitz

Re:	Diamond Offshore Drilling, Inc.

Dear Mr. Horowitz:

Reference is made to the comments received by Diamond Offshore Drilling, Inc. (the “Company”) from the staff of the Division of Corporation Finance of the Securities and Exchange Commission by the letter (the “Comment Letter”) dated September 16, 2014 concerning the Company’s Form 10-K for the fiscal year ended December 31, 2013, filed on February 24, 2014 (File No. 001-13926). On behalf of the Company, this letter will confirm, consistent with our telephone conference, that the Company anticipates responding to the Comment Letter by October 10, 2014.

Very truly yours,

/s/ Shelton M. Vaughan
Shelton M. Vaughan

cc:	David L. Roland, Esq.
Senior Vice President, General Counsel and Secretary
Diamond Offshore Drilling, Inc.

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